650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

November 21, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jonathan E. Gottlieb
Michael R. Clampitt
Amit Parde
Michael Volley

Re:	On Deck Capital, Inc.
Registration Statement on Form S-1
Filed November 10, 2014
File No. 333-200043

Ladies and Gentlemen:

On behalf of our client, On Deck Capital, Inc. (“OnDeck” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 18, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we have included both a clean copy of Amendment No. 1 and a copy marked to show all changes from the version filed on November 10, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment or applicable portion thereof with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 1.

Prospectus Summary

Industry Background and Trends, page 3

1.	Please revise to address Business credit cards, their availability, and why they do not serve the financing needs of small business.

OnDeck has added the requested disclosure to pages 4 and 89 of Amendment No. 1.

AUSTIN    BEIJING    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO    SAN DIEGO

SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

November 21, 2014

Risk Factors

To the extent that Funding Advisor Partners…, page 21

2.	Please revise to use the percentages of the dollar amounts (see page 93) as opposed to “number of loans’ consistent with the preceding risk factor. In addition, disclose if all commissions/fees are paid upfront and, if so, add a risk factor regarding the risk that fees may be paid in advance on loans that later default resulting in losses for the company.

OnDeck has revised the disclosure on page 21 of Amendment No. 1 to disclose the percentages of the dollar amounts of originations by channel. In addition, OnDeck has included the requested disclosure regarding commissions and fees in a new risk factor on page 21 of Amendment No. 1.

Dilution, page 43

3.	Please revise to add a footnote to the first table and disclose the “Net tangible book value dilution per share to new investors in the Offering assuming conversion/ exercise of the dilutive derivative securities excluded in the bullet at the bottom of page 44.

As discussed with the Staff on November 20, OnDeck has broken out the “dilution in net tangible book value per share to investors in this offering” into a separate bullet on page 42 of Amendment No. 1. OnDeck confirms that it will update the assumptions on page 43 of Amendment No. 1, and related calculations, to the extent that it issues additional derivative securities prior to the completion of the Offering.

Business

Our Sales and Marketing

Direct Marketing, page 95

4.	Please revise to disclose how new loans to previous customers initially obtained through either the Strategic Partners or Funding Advisors are handled. In this regard, are there any fees, commissions, or other costs incurred or paid to the Partners or Advisors when making loans to customers that were originally brought to the company through these channels even though the current loan is completed by Direct Marketing. If not, is there a risk that these channels will take their business elsewhere if there initial leads are later converted to Direct Marketing leads.

OnDeck has added the requested disclosures to page 95 of Amendment No. 1. In addition, OnDeck has revised the risk factor on page 20 to address the overall risk if the commissions OnDeck pays are not competitive.

Securities and Exchange Commission

November 21, 2014

Strategic Partners, page 95

5.	With reference to the loan example on page 52, revise here to explain whether the “origination fee” or “direct originating costs” are the commissions paid. If not, explain how those fees and costs are allocated. In addition, disclose if any other fees are paid and whether any or all of the fees/commissions/costs are paid upfront or in another manner.

OnDeck has added the requested disclosures to page 95 of Amendment No. 1. In addition, OnDeck respectfully advises the Staff that “direct origination costs” do include commissions paid to strategic partners. OnDeck has disclosed this in the third sentence under the tables on pages 51 and 52 of Amendment No. 1 and further clarified this on page 95 of Amendment No. 1.

Funding Advisor Program, page 96

6.	Please revise to make the same disclosures requested in the comment directly above. In addition, with regard to the commissions, clarify if these are costs in addition to the fees/costs as shown in the example on page 52. If so, add a footnote to the example on page 52 and disclose the commissions typically paid.

OnDeck has added the requested disclosures to page 96 of Amendment No. 1. In addition, OnDeck respectfully advises the Staff that “direct origination costs” do include commissions paid to funding advisors. OnDeck has disclosed this in the third sentence under the tables on pages 51 and 52 of Amendment No. 1 and further clarified this on page 96 of Amendment No. 1.

* * * *

Securities and Exchange Commission

November 21, 2014

Please direct any questions with respect to this letter to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Noah Breslow, On Deck Capital, Inc.

Howard Katzenberg, On Deck Capital, Inc.

Cory Kampfer, On Deck Capital, Inc.

Robert Zuccaro, On Deck Capital, Inc.

Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati, P.C.

Damien Weiss, Wilson Sonsini Goodrich & Rosati, P.C

Christopher J. Austin, Orrick, Herrington & Sutcliffe LLP

Andrew D. Thorpe, Orrick, Herrington & Sutcliffe LLP

Stephen C. Ashley, Orrick, Herrington & Sutcliffe LLP